Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 18 - 2010

July 6th, 2010
FOR IMMEDIATE RELEASE

AURIZON AND NIOGOLD ENTER INTO AGREEMENT TO ADVANCE THE MARBAN BLOCK PROPERTY, QUEBEC

Aurizon (TSX:ARZ;AMEX:AZK) is pleased to announce the signing of  an option and joint venture agreement with Niogold Mining Corporation (“Niogold”) on the Marban Block property, located in the Malartic gold camp in the Abitibi region, Quebec, pursuant to which:

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Aurizon can earn a 50% interest in the Marban Block, subject to underlying royalties, by:

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incurring expenditures of C$20 million over three years, of which C$5.0 million is a firm commitment to be spent in the first year;

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completing an updated NI 43-101 compliant mineral resource estimate;

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making a resource payment equal to the sum of C$30 (or C$40 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the Measured and Indicated resource categories plus C$20 (or C$30 if the price of gold is then above US$1,560) multiplied by 50% of the number of total gold ounces in the Inferred resource category, based on the updated resource estimate.

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Aurizon can earn an additional 10% interest, for an aggregate of 60% interest, by delivering a feasibility study;

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Aurizon can earn an additional 5%, for an aggregate 65% interest, by arranging project financing for capital expenditures estimated by the feasibility study to place the project into commercial production;

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NioGold will be operator during the initial earn-in period and Aurizon will provide input on exploration programs and will become operator after the initial 50% interest has been earned.

“We are pleased to enter into this agreement with Niogold for the exploration of the Marban Block.” said David Hall, Aurizon’s CEO.  “This is a continuation of our strategy to assemble a portfolio of exploration properties, at various stages of development, to complement our Casa Berardi and Joanna projects and to provide a strong pipeline for future growth.”

“The Marban block covers 3 kilometres of a 500 metre wide favourable gold bearing shear zone punctuated by historic production, current mineral resources and exploration potential.  Underground potential can be projected by following down dip extensions like most similar deposits in the Abitibi area. However, the first phase of Aurizon’s involvement on the project will focus on additional drilling to extend resources potentially mineable by open pit.” said Martin Demers P. Geo., Aurizon’s Exploration Manager.

The Marban Block includes the Gold Hawk, First Canadian, Norlartic and Marban properties and consists of forty-two (42) mining claims and three (3) mining concessions covering 976 hectares in the heart of the Malartic gold mining camp, Abitibi region, Quebec.  A December 1, 2009 resource estimate on the Marban Block, included in a report prepared for Niogold dated March 11, 2010 titled “Updated Mineral Resource Technical Report, Malartic Project” by Michael M. Gustin P. Geo., Mine Development Associates of Reno Nevada (the “MDA Report”), reports indicated mineral resources of 598,000 ounces gold plus inferred mineral resources of 361,000 ounces gold.  According to the MDA Report, the mineral resources are defined along a three-kilometre segment of the Norbenite-Marbanite fault zone, in and around the former Marban, Norlartic and Kierens gold mines, which are reported to have collectively produced approximately 600,000 ounces gold.  The mineral resources that the MDA Report indicates are potentially amenable to open pit extraction and underground extraction are summarised below:

Aurizon Mines Ltd.
News Release – July 6th, 2010
Aurizon and Niogold Enter into Agreement to Advance the Marban Block Property, Québec

  Estimated Open Pit Resources:

  Indicated:            6.0 million tonnes @ 1.6 grams of gold per tonne (303,000 oz)
  Inferred:              4.4 million tonnes @ 1.3 grams of gold per tonne (179,000 oz)

  Estimated Underground Resources:

  Indicated:            2.1 million tonnes @ 4.3 grams of gold per tonne (296,000 oz)
  Inferred:              1.5 million tonnes @ 3.9 grams of gold per tonne (182,000 oz)

A 0.5 grams of gold per tonne cut-off grade was applied to tabulate diluted resources lying within 200 meters vertically from the surface.  These resources can reasonably be considered available for potential open-pit extraction and conventional mill processing.  A 2.5 grams of gold per tonne cut-off grade was applied to tabulate the deeper undiluted resources lying more than 200 meters vertically below the surface. The higher-grade cut-off for the deeper mineralization is chosen to capture mineralization potentially available to underground extraction and conventional mill processing.

The MDA Report is available under Niogold’s profile at www.sedar.com.

Data Verification / Qualified Person

Readers are cautioned that neither Aurizon nor any qualified person on behalf of Aurizon has verified the data disclosed in the MDA Report or any of the  sampling, analytical or test data underlying the opinions and estimates set forth in the MDA Report, and assume no responsibility for such information.  Information of a scientific or technical nature in this news release has been reviewed by Martin Demers, P.Geo, Manager, Exploration and a “qualified person” under National Instrument 43-101 solely for the purpose of determining that it accurately reflects information reported in the MDA Report.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com ; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to and the effects thereof, the entering into of an option agreement with Niogold, estimated mineral resources, and timing and expectations of future work programs and expenditures

The forward-looking information contained in this news release is based on certain assumptions including, with respect to mineral resource estimates, that the  key assumptions and parameters on which such estimates are based, as set out in the technical report for the property are reasonable.  However, the scientific and technical information on which such estimates are based has not been reviewed or verified by Aurizon and was not prepared for or on its behalf.  See “Data Verification/ Qualified Person” above.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others,  the risk that data underlying the resource estimates may prove to be inaccurate,  incomplete or to have been incorrectly interpreted, and the general  risk of unexpected variations in mineral resources, grade or recovery rates, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.   In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce.  Accordingly, information contained in this News Release regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this News Release uses the term "indicated" resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release also uses the term "inferred" resources.  U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.